SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.___5___)*



                              MacroChem Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                              Common Stock, $.01 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  555903103
           ----------------------------------------------------------
                                 (CUSIP Number)

                Kenton E. Wood, c/o Kinder Investments, L.P.,
                  779 CR 403, Greenville, New York  12083
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             February 15, 1996
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             Page 1 of 5 pages

CUSIP No.  555903103                 13G                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kenton E. Wood


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Great Britian

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,139,735
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,139,735
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,139,735
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 555903103                13G                    Page 3 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kinder Investments, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       Partnership funds, see Item #3 herein.
-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,139,735
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,139,735

--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,139,735
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


                      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 4 of 5 Pages

          Kenton E. Wood and Kinder Investments, L.P. ("Kinder Investments") (together, the "Reporting Parties") hereby amend their statement on
          Schedule 13D relating to the common stock, $.01 par value ("shares") of MacroChem Corporation as follows:

Item 3. is hereby amended by adding the following new paragraph thereto:

          Since the previously filed Schedule 13D, Amendment No. 4, no funds were expended by either Kinder Investments or Mr. Wood.

Item 5. (a) is hereby amended in its entirety as follows:

          As of February 15, 1996, Mr. Wood (2) and Kinder Investments beneficially own 1,139,735 or 7.3% of the Issuer's shares as follows: (i) 73,068 shares, (ii) a Warrant to purchase 35,000 shares of Common Stock at $1.75 per share through September 2, 1997, (iii) 440,000 Class A Warrants (1) to purchase 440,000 shares at $3.00 per share, and (iv) 591,667 Class AA Warrants (1) to purchase 591,667 shares at $4.50 per share.

Item 5.(c) is hereby amended by adding the following paragraph:

          The following open-market transactions have been made by Kinder Investments, since February 2, 1996:

                             Purchase                           Price
                  Date       or Sale        Amount            per share
                 02/09/96     Sale     300,000 shares            5.73
                 02/15/96     Sale     220,000 shares            6.36



_______________________________________________________________________________
     (1) Each Class A Warrant is exercisable until 12/13/97 to purchase one share at a price of $3.00, subject to adjustment, and each Class AA Warrant is exercisable until 12/13/97 to purchase one share at a price of $4.50, subject to adjustment.
     (2) Mr. Wood is the Chairman and the Chief Executive Officer of D.H. Blair & Co., Inc. ("Blair") and a stockholder and director of Blair. Certain limited partners of Kinder Investments are also stockholders of Blair. The limited partners of Kinder Investments are the children and grandchildren of J. Morton Davis, the sole stockholder and director of the corporation which owns D.H. Blair Investment Banking Corp. ("Blair Banking"). Not included above are 60,000 Class A Warrants and 60,000 Class AA Warrants owned by Blair Banking, as to all of which shares both Kinder Investments and Mr. Wood disclaim beneficial ownership. Blair, Blair Banking and Mr. Davis disclaim for purposes of Section 13 or otherwise beneficial ownership of the shares owned by Kinder Investments. Kinder Investments disclaims for purposes of Section 13 or otherwise ownership of any shares owned by Blair, Blair Banking or Mr. Davis.

                                                       Page 5 of 5 pages




                                   SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                     Kinder Investments, L.P.



                                         /s/ Kenton E. Wood
Date:    February 26, 1996           by:_____________________________
         New York, New York             Kenton E. Wood
                                        General Partner




                                        /s/ Kenton E. Wood
Date:    February 26, 1996               _____________________________
         New York, New York              Kenton E. Wood